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SEC 2270  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(09-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A VALID OMB CONTROL NUMBER.
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                                                  OMB Number:          3235-0362
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[ ]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

________________________________________________________________________________

1.   Name and Address of Reporting Person*

   Genesi                          Robert                      C.
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   (Last)                            (First)              (Middle)

625 Cochran Street
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                                    (Street)

Simi Valley                         CA                      93065
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   (City)                            (State)                (Zip)
________________________________________________________________________________

2.   Issuer Name and Ticker or Trading Symbol

        GTDATA Corporation; GTDA
         -----------------------------------------------------
________________________________________________________________________________

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


         ---------------------------------------
________________________________________________________________________________

4.   Statement for Month/Year

         12-02
         ----------------------------------------
________________________________________________________________________________

5.   If Amendment, Date of Original (Month/Year)

         ----------------------------------------

________________________________________________________________________________

6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

     Chief Executive Officer & President
     --------------------------------------------------------------------
________________________________________________________________________________

7.   Individual or Joint/Group Filing
     (check applicable line)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person





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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================



                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                       2A.                       Disposed of (D)                 Beneficially   Form:     7.
                            2.         Deemed                    (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-     Execution    3.            ------------------------------- at the End     (D) or    Indirect
1.                          action     Date, if     Transaction                  (A)             of Issuer's    Indirect  Beneficial
Title of Security           Date       any          Code                         or              Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)  (mm/dd/yy)   (Instr. 8)       Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
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Common Stock               9/12/02                    J(1)          12,500,000    A     N/A        14,143,841      D     By Genesi
                                                                                                                         Family Ltd.
                                                                                                                         Partnership
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Common Stock               9/12/02                    J(2)           2,500,000    A     N/A                        D
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Common Stock               11/19/02                     P                5,000    A     0.03                       D
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Common Stock               11/19/02                     P               10,000    A     0.035                      D
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Common Stock               11/20/02                     P               10,000    A     0.04
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Common Stock               11/22/02                     P               10,000    A     0.055
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Common Stock               11/22/02                     P               10,000    A     0.07
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Common Stock               11/25/02                     P               25,000    A     0.06        2,580,253      D
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====================================================================================================================================
(1) Acquired as a result of the conversion of debt in the amount of $250,000 owed by the Company at a conversion price of $0.02.
(2) Acquired as a result of the conversion of debt in the amount of $50,000 owed by the Company at a conversion price of $0.02.



*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

================================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)
================================================================================



                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            3A.               Securities    Date              Securities        Price   ities     ity:     In-
             cise             Deemed            Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.       Execut-  4.       or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-   ion      Trans-   of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action   Date if  action   (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date     any      Code     4 and 5)      Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  (Instr.  ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      8)       (A)   (D)     cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock 0.135   2/25/00           A                      2/25/01  2/24/10   C.S.    333,333           0
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Common Stock 0.135   2/25/00           A                      2/25/01  2/24/10   C.S.    333,333           0
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====================================================================================================================================

Explanation of Responses:







/s/ Robert Genesi                                               2/17/03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.